UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hutchinson Technology Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

448407106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448407106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Silver Lake Credit Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 513,837.21 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 513,837.21 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 513,837.21 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.00%* (See Item 4)

12	Type of Reporting Person (See Instructions) PN

*                                         Calculated based upon (i) 25,123,156 shares of Common Stock outstanding as of February 1, 2013 as disclosed in Hutchinson Technology Incorporated’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2013, plus (ii) 513,837.21 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 448407106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Silver Lake Financial Associates, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 513,837.21 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 513,837.21 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 513,837.21 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.00%* (See Item 4)

12	Type of Reporting Person (See Instructions) PN

*                                         Calculated based upon (i) 25,123,156 shares of Common Stock outstanding as of February 1, 2013 as disclosed in Hutchinson Technology Incorporated’s Quarterly Report on Form 10-Q filed with the Commission on February 6, 2013, plus (ii) 513,837.21 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 448407106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): SLFA (GP), L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 513,837.21 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 513,837.21 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 513,837.21 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.00%* (See Item 4)

12	Type of Reporting Person (See Instructions) OO

*                                         Calculated based upon (i) 25,123,156 shares of Common Stock outstanding as of February 1, 2013 as disclosed in Hutchinson Technology Incorporated’s Quarterly Report on Form 10-Q filed with the Commission on February 6, 2013, plus (ii) 513,837.21 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 448407106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Silver Lake Group, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 513,837.21 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 513,837.21 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 513,837.21 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.00%* (See Item 4)

12	Type of Reporting Person (See Instructions) OO

*                                         Calculated based upon (i) 25,123,156 shares of Common Stock outstanding as of February 1, 2013 as disclosed in Hutchinson Technology Incorporated’s Quarterly Report on Form 10-Q filed with the Commission on February 6, 2013, plus (ii) 513,837.21 shares of Common Stock underlying convertible notes beneficially owned by the Reporting Person that are currently exercisable and deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

Item 1(a)	Name of Issuer: Hutchinson Technology Incorporated (the “Company”).
Item 1(b)	Address of Issuer’s Principal Executive Offices: The Company’s principal executive offices are at 40 West Highland Park Drive N.E., Hutchinson, Minnesota 55350.

Item 2(a)

Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act: Silver Lake Credit Fund, L.P. (the “Credit Fund”), Silver Lake Financial Associates, L.P. (“SLF Lower GP”), SLFA (GP), L.L.C. (“SLF Upper GP”) and Silver Lake Group, L.L.C. (“SLG”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached hereto as Exhibit A, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of SLG is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA  94025.

The address of the principal business office of the Credit Fund, SLF Lower GP and SLF Upper GP is c/o Silver Lake, One Market Plaza, Steuart Tower, 10th Floor, Suite 1000, San Francisco, CA  94105.

Item 2(c)	Citizenship: Each Reporting Person is organized under the laws of the State of Delaware.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e)	CUSIP Number: 448407106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
Not applicable.

CUSIP No. 448407106	13G

Item 4	Ownership:
(a)

Amount beneficially owned:
In the aggregate, the Reporting Persons beneficially own 513,837.21 shares of Common Stock underlying convertible notes directly held by the Credit Fund that are currently exercisable and deemed beneficially owned by the Credit Fund pursuant to Rule 13d-3(d)(1) under the Exchange Act.

SLF Lower GP is the general partner of the Credit Fund, and SLF Upper GP is the general partner of SLF Lower GP. As such, each of SLF Lower GP and SLF Upper GP may be deemed to beneficially own the shares of Common Stock directly owned by the Credit Fund. However, each of SLF Lower GP and SLF Upper GP disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

SLG is the managing member of SLF Upper GP and, as such, SLG may be deemed to beneficially own the shares of Common Stock that may be deemed to be beneficially owned by SLF Upper GP. However, SLG disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

(b)

Percent of class:
See Row 11 of the cover pages hereto for the percentage of outstanding Common Stock owned by each Reporting Person.

The percentages contained in this Schedule 13G are based upon 25,123,156 shares of Common Stock outstanding as of February 1, 2013 as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 6, 2013, and assume, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, that 513,837.21 shares of Common Stock underlying convertible notes held by the Credit Fund are deemed outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that, as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following:   ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
See Exhibit A attached hereto.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013

SILVER LAKE CREDIT FUND, L.P.

By: Silver Lake Financial Associates, L.P., its general partner

By: SLFA (GP), L.L.C., its general partner

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE FINANCIAL ASSOCIATES, L.P.

By: SLFA (GP), L.L.C., its general partner

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLFA (GP), L.L.C.

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Hutchinson Technology Incorporated may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 8, 2013

SILVER LAKE CREDIT FUND, L.P.

By: Silver Lake Financial Associates, L.P., its general partner

By: SLFA (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer

SILVER LAKE FINANCIAL ASSOCIATES, L.P.

By: SLFA (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer

SLFA (GP), L.L.C.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer